UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark one)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the calendar year ended December 31, 1999

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
         ACT OF 1934

         For the transition period from _______ to _______


                          Commission File No.: 0-22175


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     EMCORE Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               EMCORE Corporation
                              394 Elizabeth Avenue
                               Somerset, NJ 08873
                                 (732) 271-9090


                              REQUIRED INFORMATION

EMCORE Corporation 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two calendar years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix I and incorporated herein by this reference.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMCORE Corporation 401(k) Savings Plan




/s/ Thomas G. Werthan                                          June 26, 2000
------------------------------------                          ----------------
Thomas G. Werthan                                                  Date
Vice President-Finance
Chief Financial Officer
Trustee

                                        EMCORE Corporation
                                        401(k) Savings Plan
                                        Financial Statements as of and for the
                                        Years Ended December 31, 1999 and 1998,
                                        Supplemental Schedules as of and for the Year Ended December 31, 1999 and Independent Auditors' Report

EMCORE CORPORATION
401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1999 AND 1998:

   Statements of Net Assets Available for Plan Benefits                       2

   Statements of Changes in Net Assets Available for Plan Benefits            3

   Notes to Financial Statements                                            4-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 1999:

   Schedule of Assets Held for Investment Purposes at End of Year             8

   Schedule of Reportable Transactions - Aggregate by Issue                   9

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
EMCORE Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of EMCORE Corporation 401(k) Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
----------------------------
Parsippany, New Jersey
June 16, 2000

EMCORE CORPORATION
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1999 AND 1998

ASSETS                                                                                   1999              1998
INVESTMENTS, AT FAIR VALUE
  Money Market:
    Prudential Government Securities Trust                                          $      210,645     $     152,021
    Prudential Special Money Market Fund                                                       990              -
    Prudential Government Securities                                                        17,866              -

  Mutual Funds:
    Prudential Utility Class B                                                             139,163           199,693
    Prudential Utility Class A                                                             516,117           454,725
    Prudential Equity Class B                                                              165,102           200,638
    Prudential Small Company Class B                                                        74,902           115,490
    Prudential Equity Class A                                                              936,754           695,781
    Prudential Small Company Class A                                                       560,233           486,439
    Prudential Allocation Strategy Class A                                                    -                    7
    Prudential Allocation Balanced Class A                                                 249,711           140,309
    Prudential Allocation Balanced Class B                                                  44,169            54,206
    Prudential Government Income Class B                                                     1,250             5,319
    Prudential Government Income Class A                                                    36,262            35,697
    Putnam Voyager Class A                                                                 449,668           106,763
    Alliance Growth Class A                                                                473,967           141,779
    Mutual Beacon Class I                                                                  113,150            83,274
    Aim Aggressive Growth                                                                  387,915           141,619
    Oppenheimer Quest Opportunity Value Class A                                            216,819           109,562
    Kemper-Dreman High Return Class A                                                      253,248           178,899

  EMCORE Corporation Stock Fund                                                          1,661,869           481,284

  Participants' Loans Fund                                                                 124,594            72,153

        Total Investments                                                                6,634,394         3,855,658

RECEIVABLES:
  Employer's contributions                                                                  27,012            51,667

        Total receivables                                                                   27,012            51,667

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                              $    6,661,406     $   3,907,325

                              The accompanying notes are an integral part of these financial statements.

EMCORE CORPORATION
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1999 AND 1998

                                                                                         1999              1998
ADDITIONS TO ASSETS ATTRIBUTED TO:
  Investment Income:
    Net appreciation (depreciation) in fair value of investments                    $      824,217     $     (43,562)
    Dividends and interest income                                                          441,085           257,140

        Net investment income                                                            1,265,302           213,578

  Contributions:
    Participant                                                                          1,459,242         1,313,145
    Employer                                                                               411,389           330,778

        Total contributions                                                              1,870,631         1,643,923

        Total additions                                                                  3,135,933         1,857,501

DISTRIBUTIONS TO PARTICIPANTS                                                             (381,852)          (76,428)

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS:                                      2,754,081         1,781,073

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of year                                                                      3,907,325         2,126,252
  End of Year                                                                       $    6,661,406     $   3,907,325

                              The accompanying notes are an integral part of these financial statements.

EMCORE Corporation
401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     The following description of the EMCORE Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     a. General - The Plan is a defined contribution plan established to provide retirement benefits to eligible employees of EMCORE Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     b. Participation - Individuals become eligible on the first day of the month immediately following their completion of one month of service provided they are 20 years of age or older. Each participant's account is credited with the participant's contribution and allocations of the Company's matching contribution and Plan earnings.

     c. Contributions - Participants may elect to contribute to the Plan through a salary reduction up to the maximum tax deferral amount allowed pursuant to IRS regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. All employer contributions are invested in the Company's common stock. The Company may also at its discretion choose to make an additional profit sharing contribution to participants who are credited with more than 500 hours of service during the plan year and are employed by the Company on the last day of the year.

     d. Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. A participant becomes 100 percent vested after five years of credited service, with vesting taking place ratably over such period. A participant becomes 100 percent vested in all employer contributions upon reaching age 60, at death, if permanently and totally disabled, or upon termination of the Plan.

     e. Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in any percent increments in any of the available investment options. Participants may change their investment options at any time. Only employer contributions are invested in EMCORE Corporation common stock.

     Description of investment options:

          Money Market -

               Prudential Government Securities Trust - Funds are invested in United States Government securities.

          Mutual Funds -

               Prudential  Utility  - Funds  are  invested  in  equity  and debt
               securities  of  utility  companies,   including  electric,   gas,
               telephone and cable companies.

               Prudential Equity - Funds are invested in common stocks of major and established corporations.

               Prudential Small Company - Funds are invested in common stocks selected for their potential for high return on equity, increased earnings, increasing or expected dividends and low price/earnings ratios.

               Prudential   Allocation   Balanced  -  Funds  are   invested   in
               allocations between stocks, bonds, convertibles and cash.

               Prudential Government Income - Funds are invested on bonds backed by the United States Government or by government-linked agencies.

               Putnam Voyager - Funds are invested primarily in common stocks of mid-size firms.

               Alliance Growth - Funds are invested in equity  securities issued
               by  companies  with  favorable   earnings  and  long-term  growth
               prospects.

               Mutual Beacon - Funds are invested in common and preferred stocks and corporate debt.

               Aim Aggressive Growth - Funds are invested in equity securities of small to medium-sized companies.

               Oppenheimer Quest Opportunity Value - Funds are invested among stocks, bonds and cash.

               Kemper-Dreman High Return - Funds are invested in common stocks that pay high dividends relative to the dividend yield of the S&P 500 index.

          EMCORE Corporation Stock - Funds are invested in common stock of EMCORE Corporation.

     f. Payment of Benefits - The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. On termination of service due to death, disability or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a ten-year period. If an employee is terminated prior to age 60 for other reasons, the employee may request distribution of their vested account balance. Balances less than $5,000 are distributed within 90 days of termination.

     g. Forfeitures - If a participant's employment terminates for reasons other than retirement before attaining age 60, disability or death, the unvested portion of the individual's account is forfeited. Forfeitures of employer matching contributions shall be used to reduce future employer contributions. Forfeitures were approximately $11,100 at December 31, 1999 and $11,000 at December 31, 1998.

     h. Continuity of Plan - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants receive the value of the vested interest in his or her account as a lump-sum distribution.

     i. Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund(s), from (to) the
          Participants' Loan Fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. Loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates in 1999 and 1998 ranged from 7.5 percent to 8.5 percent. Principal and interest is paid ratably through bi-weekly payroll deductions.

     j. Administrative Fees - All administrative expenses of the Plan are paid by the Company. Fees paid by the Company on behalf of the Plan amounted to approximately $20,500 and $18,000 for the years ended December 31, 1999 and 1998, respectively.

2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the reported amount of changes during the reporting period. The preparation of financial statements in conformity with generally accepted accounting principles also requires management to make estimates and assumptions that affect the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares in mutual funds are valued based on the quoted market prices of the underlying securities which represent the net asset value of shares held by the Plan. The Company stock is valued at its quoted market price. Participants' loans are valued at cost which approximates fair value.

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of both realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits - Benefits are recorded when paid. There were no outstanding benefits payable to terminated employees as of December 31, 1999 and 1998.

3.   INVESTMENTS

     The fair values of the individual investments that represent 5% or more of the Plan's assets as of December 31, 1999 and 1998 are as follows:

                                                        1999                           1998
                                              Number of         Fair        Number of         Fair
                                               Shares          Value          Shares          Value
Mutual Funds:
  Prudential Utility Class A                   46,707      $     516,117      37,737      $    454,725
  Prudential Utility Class B                   12,594            139,163*     16,586           199,693
  Prudential Equity Class A                    48,562            936,754      35,212           695,781
  Prudential Equity Class B                     8,572            165,102*     10,169           200,638
  Prudential Small Company Class A             44,569            560,233      36,247           486,439
  Putnam Voyager Class A                       14,524            449,668       4,871           106,763*
  Alliance Growth Class A                       8,407            473,967       2,774           141,779*
  AIM Aggressive Growth                         6,199            387,915       2,945           141,619*
  EMCORE Corporation Stock Fund                48,879          1,661,869      27,502           481,284

                  Total                                     $  5,290,789                  $  2,908,721

*    Included for  comparative  purposes only, as investment did not represent 5% or more of the Plan's net assets at respective date.

4.   TAX STATUS

     The Company adopted a standardized prototype plan which received an Internal Revenue Service opinion letter dated March 11, 1994 that stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended. However, the Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

EMCORE CORPORATION
401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
AS OF DECEMBER 31, 1999

                                                                                                                  Current
Investment Type           Description of Investment                             Units             Cost             Value

Money Market:             Prudential Government Securities Trust                210,645        $   210,645     $     210,645
                          Prudential Special Money Market Fund                      990                990               990
                          Prudential Government Securities                       17,866             17,866            17,866
Mutual Funds:             Prudential Utility Class B                             12,594            129,001           139,163
                          Prudential Utility Class A                             46,707            524,004           516,117
                          Prudential Equity Class B                               8,572            148,243           165,102
                          Prudential Small Company Class B                        6,640             87,700            74,902
                          Prudential Equity Class A                              48,562            943,349           936,754
                          Prudential Small Company Class A                       44,569            646,604           560,233
                          Prudential Allocation Balanced Class A                 20,138            257,400           249,711
                          Prudential Allocation Balanced Class B                  3,574             47,607            44,169
                          Prudential Government Income Class B                      148              1,332             1,250
                          Prudential Government Income Class A                    4,307             38,357            36,262
                          Putnam Voyager Class A                                 14,524            394,455           449,668
                          Alliance Growth Class A                                 8,407            444,707           473,967
                          Mutual Beacon Class I                                   8,193            117,394           113,150
                          Aim Aggressive Growth                                   6,199            305,814           387,915
                          Oppenheimer Quest Opportunity Value Class A             6,292            232,563           216,819
                          Kemper-Dreman High Return Class A                       9,443            307,233           253,248
Common Stock:             EMCORE Corporation Common Stock                        48,879            744,109         1,661,869

                          Participants' Loans (1)                                     -            124,594           124,594

(1)  Interest rates range from 7.5 percent to 8.5 percent, and loan terms range from one to five years, or up to twenty-five years upon purchase of a primary residence. Maturity dates range from 2000 through 2009.

EMCORE CORPORATION 401(k) SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
SERIES OF TRANSACTIONS - BY ISSUE
FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                         Expenses                       Current Value
Description of Asset                                                     Incurred                        of Asset on
(Included Rate and Maturity              Purchase          Sales           with           Cost of        Transaction       Net Gain
in Case of a Loan)                        Price            Price       Transaction         Asset             Date           (Loss)
Prudential Utility Class A               $207,605        $   -         $    -             $207,605         $207,605        $   -
                                             -            105,368           -              100,712          105,368           4,656
Prudential Equity Class A                 426,720            -              -              426,720          426,720            -
                                             -            162,836           -              159,160          162,836           3,676
Prudential Small Company Class A          202,442            -              -              202,442          202,442            -
                                             -             96,511           -              113,533           96,511         (17,022)
Putnam Voyager Class A                    283,359            -              -              283,359          283,359            -
                                             -             40,909           -               34,773           40,909           6,136
Alliance Growth Class A                   392,651            -              -              392,651          392,651            -
                                             -             88,618           -               82,771           88,618           5,847
Aim Aggressive Growth                     199,415            -              -              199,415          199,415            -
                                             -             28,989           -               26,699           28,989           2,290
Kemper-Dreman High Return Class A         225,685            -              -              225,685          225,685            -
                                             -             89,070           -               95,560           89,070          (6,490)
EMCORE Corporation Common Stock           436,082            -              -              436,082          436,082            -
                                             -             64,860           -               51,438           64,860          13,442